Exhibit 99.1

As used herein, the “Company” refers to Ardagh Metal Packaging S.A., and “we”, “our”, “us”, “AMP” and the “Group” refer to AMPSA and its consolidated subsidiaries, unless the context requires otherwise.

ARDAGH METAL PACKAGING S.A.

CONSOLIDATED INTERIM INCOME STATEMENT

		Unaudited			Unaudited
		Three months ended June 30, 2024			Three months ended June 30, 2023
		Before			Before
		exceptional	Exceptional		exceptional	Exceptional
		items	items	Total	items	items	Total
	Note	$'m	$'m	$'m	$'m	$'m	$'m
			Note 5			Note 5
Revenue	4	1,259	—	1,259	1,255	—	1,255
Cost of sales		(1,081)	(9)	(1,090)	(1,109)	(37)	(1,146)
Gross profit		178	(9)	169	146	(37)	109
Sales, general and administration expenses		(76)	(1)	(77)	(60)	(3)	(63)
Intangible amortization		(37)	—	(37)	(35)	—	(35)
Operating profit		65	(10)	55	51	(40)	11
Net finance expense	6	(51)	—	(51)	(49)	26	(23)
Profit/(loss) before tax		14	(10)	4	2	(14)	(12)
Income tax (charge)/credit		(4)	2	(2)	—	2	2
Profit/(loss) for the period		10	(8)	2	2	(12)	(10)

Profit/(loss) attributable to:
Equity holders				2			(10)
Non-controlling interests				—			—
Profit/(loss) for the period				2			(10)

Loss per share:
Basic and diluted loss per share attributable to equity holders	7			$(0.01)			$(0.03)

The accompanying notes to the unaudited consolidated interim financial statements are an integral part of these unaudited consolidated interim financial statements.

Ardagh Metal Packaging S.A.

ARDAGH METAL PACKAGING S.A.

CONSOLIDATED INTERIM INCOME STATEMENT

		Unaudited			Unaudited
		Six months ended June 30, 2024			Six months ended June 30, 2023
		Before			Before
		exceptional	Exceptional		exceptional	Exceptional
		items	items	Total	items	items	Total
	Note	$'m	$'m	$'m	$'m	$'m	$'m
			Note 5			Note 5
Revenue	4	2,400	—	2,400	2,386	—	2,386
Cost of sales		(2,091)	(17)	(2,108)	(2,117)	(47)	(2,164)
Gross profit		309	(17)	292	269	(47)	222
Sales, general and administration expenses		(146)	(4)	(150)	(116)	(12)	(128)
Intangible amortization		(73)	—	(73)	(70)	—	(70)
Operating profit		90	(21)	69	83	(59)	24
Net finance expense	6	(103)	17	(86)	(99)	53	(46)
Loss before tax		(13)	(4)	(17)	(16)	(6)	(22)
Income tax credit		4	3	7	5	6	11
Loss for the period		(9)	(1)	(10)	(11)	—	(11)

Loss attributable to:
Equity holders				(10)			(11)
Non-controlling interests				—			—
Loss for the period				(10)			(11)

Loss per share:
Basic and diluted loss per share attributable to equity holders	7			$(0.04)			$(0.04)

The accompanying notes to the unaudited consolidated interim financial statements are an integral part of these unaudited consolidated interim financial statements.

Ardagh Metal Packaging S.A.

ARDAGH METAL PACKAGING S.A.

CONSOLIDATED INTERIM STATEMENT OF COMPREHENSIVE INCOME

		Unaudited
		Three months ended June 30,		Six months ended June 30,
		2024	2023	2024	2023
	Note	$'m	$'m	$'m	$'m
Profit/(loss) for the period		2	(10)	(10)	(11)

Other comprehensive income/(expense)
Items that may subsequently be reclassified to income statement
Foreign currency translation adjustments:
-Arising in the period		—	3	—	7
		—	3	—	7
Effective portion of changes in fair value of cash flow hedges:
-New fair value adjustments into reserve		14	(33)	7	(59)
-Movement out of reserve to income statement		1	5	(1)	12
-Movement in deferred tax		(1)	3	(1)	5
		14	(25)	5	(42)
Items that will not be reclassified to income statement
-Re-measurement of employee benefit obligations	11	4	(7)	9	(8)
-Deferred tax movement on re-measurement of employee benefit obligations		(2)	2	(3)	2
		2	(5)	6	(6)

Total other comprehensive income/(expense) for the period		16	(27)	11	(41)

Total comprehensive income/(expense) for the period		18	(37)	1	(52)

Attributable to:
Equity holders		18	(37)	1	(52)
Non-controlling interests		—	—	—	—
Total comprehensive income/(expense) for the period		18	(37)	1	(52)

The accompanying notes to the unaudited consolidated interim financial statements are an integral part of these unaudited consolidated interim financial statements.

Ardagh Metal Packaging S.A.

ARDAGH METAL PACKAGING S.A.

CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION

		Unaudited	Unaudited
		At June 30,	At December 31,
		2024	2023
	Note	$'m	$'m
Non-current assets
Intangible assets	8	1,295	1,382
Property, plant and equipment	8	2,557	2,628
Derivative financial instruments		1	—
Deferred tax assets		62	62
Employee benefit assets		19	22
Other non-current assets		60	70
		3,994	4,164
Current assets
Inventories		417	469
Trade and other receivables*		438	278
Contract assets		228	259
Income tax receivable*		32	44
Derivative financial instruments		23	12
Cash, cash equivalents and restricted cash		236	443
		1,374	1,505
TOTAL ASSETS		5,368	5,669

Equity attributable to owners of the parent
Equity share capital	9	267	267
Share premium	9	5,989	5,989
Other reserves	16	(5,679)	(5,687)
Retained earnings		(605)	(469)
		(28)	100
Non-controlling interests		6	6
TOTAL EQUITY		(22)	106

Non-current liabilities
Borrowings	10	3,590	3,640
Employee benefit obligations		150	169
Derivative financial instruments		45	52
Deferred tax liabilities		129	136
Other liabilities and provisions	12	32	44
		3,946	4,041
Current liabilities
Borrowings	10	285	94
Interest payable		15	14
Derivative financial instruments		19	32
Trade and other payables		1,080	1,317
Income tax payable		24	28
Provisions	12	21	37
		1,444	1,522
TOTAL LIABILITIES		5,390	5,563
TOTAL EQUITY and LIABILITIES		5,368	5,669

*Prior period Income tax receivable which had been included in Trade and other receivables previously has been reclassified to conform to the current period presentation.

The accompanying notes to the unaudited consolidated interim financial statements are an integral part of these unaudited consolidated interim financial statements.

Ardagh Metal Packaging S.A.

ARDAGH METAL PACKAGING S.A.

CONSOLIDATED INTERIM STATEMENT OF CHANGES IN EQUITY

	Unaudited
	Attributable to the owner of the parent

	Equity					Non-
	share	Share	Other	Retained		controlling
	capital	premium	reserves	earnings	Total	interests	Total
	$'m	$'m	$'m	$'m	$'m	$’m	$'m
	Note 9	Note 9	Note 16
At January 1, 2023	267	5,989	(5,657)	(144)	455	—	455
Loss for the period	—	—	—	(11)	(11)	—	(11)
Other comprehensive expense	—	—	(35)	(6)	(41)	—	(41)
Hedging losses transferred to cost of inventory	—	—	6	—	6	—	6
Transactions with owners in their capacity as owners
NOMOQ acquisition	—	—	(6)	—	(6)	5	(1)
Dividends (Note 14)	—	—	—	(131)	(131)	—	(131)
At June 30, 2023	267	5,989	(5,692)	(292)	272	5	277

At January 1, 2024	267	5,989	(5,687)	(469)	100	6	106
Loss for the period	—	—	—	(10)	(10)	—	(10)
Other comprehensive income	—	—	5	6	11	—	11
Hedging losses transferred to cost of inventory	—	—	5	—	5	—	5
Transactions with owners in their capacity as owners
NOMOQ put and call liability (Note 12)	—	—	(2)	—	(2)	—	(2)
Dividends (Note 14)	—	—	—	(132)	(132)	—	(132)
At June 30, 2024	267	5,989	(5,679)	(605)	(28)	6	(22)

The accompanying notes to the unaudited consolidated interim financial statements are an integral part of these unaudited consolidated interim financial statements.

Ardagh Metal Packaging S.A.

ARDAGH METAL PACKAGING S.A.

CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS

		Unaudited
		Three months ended June 30,		Six months ended June 30,
		2024	2023	2024	2023
	Note	$'m	$'m	$'m	$'m
Cash flows from/(used in) operating activities
Cash generated from/(used in) operations	13	315	302	(1)	74
Net interest paid		(78)	(74)	(93)	(82)
Settlement of foreign currency derivative financial instruments	10	6	1	1	(11)
Income tax paid		(9)	(6)	(11)	(15)
Cash flows from/(used in) operating activities		234	223	(104)	(34)

Cash flows used in investing activities
Purchase of property, plant and equipment and intangible assets		(36)	(96)	(99)	(222)
Proceeds from disposal of property, plant and equipment		—	—	1	—
Net cash used in investing activities		(36)	(96)	(98)	(222)

Cash flows (used in)/received from financing activities
Proceeds from borrowings		1	34	214	70
Repayment of borrowings		(24)	(10)	(33)	(12)
Deferred debt issue costs paid		—	(1)	—	(2)
Lease payments		(23)	(22)	(44)	(38)
Dividends paid	14	(66)	(65)	(132)	(131)
Net cash (used in)/received from financing activities		(112)	(64)	5	(113)

Net increase/(decrease) in cash, cash equivalents and restricted cash		86	63	(197)	(369)

Cash, cash equivalents and restricted cash at beginning of period		155	124	443	555
Foreign exchange losses on cash, cash equivalents and restricted cash		(5)	(5)	(10)	(4)
Cash, cash equivalents and restricted cash at end of period		236	182	236	182

The accompanying notes to the unaudited consolidated interim financial statements are an integral part of these unaudited consolidated interim financial statements.

Ardagh Metal Packaging S.A.

ARDAGH METAL PACKAGING S.A.

NOTES TO THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

1.     General information

Ardagh Metal Packaging S.A. (the “Company” or “AMPSA”) was incorporated in Luxembourg on January 20, 2021. The Company’s registered office is 56, rue Charles Martel, L-2134 Luxembourg, Luxembourg.

Ardagh Metal Packaging S.A. and its subsidiaries (together the “Group” or “AMP”) are a leading supplier of metal beverage cans globally, with a particular focus on the Americas and Europe. The Group supplies sustainable and infinitely recyclable metal packaging to a diversified customer base of the leading global, regional and national beverage producers. AMP operates 23 production facilities in Europe and the Americas and employs approximately 6,300 people.

The Group does not have any operations within Russia or Ukraine and continues to monitor and comply with the various sanctions administered by the U.S. Department of the Treasury’s Office of Foreign Assets Control, the European Union, the United Kingdom and the United Nations Security Committee that have been imposed on the Russian government and certain Russian entities and individuals.

These unaudited consolidated interim financial statements reflect the consolidation of the legal entities forming the Group for the periods presented.

The accounting policies that have been applied to the unaudited consolidated interim financial statements are described in note 3.

2.     Statement of directors’ approval

The unaudited consolidated interim financial statements were approved for issue by the board of directors of the Company (the “Board”) on July 23, 2024.

3.     Summary of accounting policies

Basis of preparation

The unaudited consolidated interim financial statements of the Group for the three and six months ended June 30, 2024 and 2023, have been prepared in accordance with IAS 34 “Interim Financial Reporting”. The unaudited consolidated interim financial statements do not include all of the information required for full annual financial statements and should be read in conjunction with the Annual Report for the year ended December 31, 2023 which was prepared in accordance with IFRS® Accounting Standards and related interpretations as issued by the International Accounting Standards Board (“IASB”).

The unaudited consolidated interim financial statements are presented in U.S. dollar rounded to the nearest million. The functional currency of the Company is euro.

Income tax in interim periods is accrued using the effective tax rate expected to be applied to annual earnings.

The accounting policies, presentation and methods of computation followed in the unaudited consolidated interim financial statements are consistent with those applied in the Group’s latest Annual Report.

Ardagh Metal Packaging S.A.

Going concern

At the date that the interim consolidated financial statements were approved for issue by the Board, the Board has formed the judgment that there is a reasonable expectation that the Group will have adequate resources to continue in operational existence for the foreseeable future. Accordingly, these interim consolidated financial statements have been prepared on a going concern basis. In assessing whether the going concern assumption is appropriate, the Board has taken into account all available information about a period, extending to at least, June 30, 2025. In arriving at its conclusion, the Board has taken account of the Group’s current and anticipated trading performance, together with current and anticipated levels of cash and net debt and the availability of committed borrowing facilities and, as a result, it is the Board’s judgment that it is appropriate to prepare the interim consolidated financial statements on a going concern basis.

Recent changes in accounting pronouncements

The Board continues to assess the disclosure requirements introduced by Amendments to IAS 7 and IFRS 7 – Supplier Finance Arrangements, effective for annual reporting periods beginning on or after January 1, 2024.

The impact of other new standards, amendments to existing standards and interpretations issued and effective for annual periods beginning on or after January 1, 2024 have been assessed by the Board. None of these new standards or amendments to existing standards effective January 1, 2024 have had or are expected to have a material impact for the Group.

The Board’s assessment of the impact of new standards, including the recently issued IFRS 18 “Presentation and Disclosure in Financial Statements”, which are not yet effective and which have not been early adopted by the Group, on the consolidated interim financial statements is on-going.

4.     Segment analysis

The Group’s two operating and reportable segments, Europe and Americas, reflect the basis on which the Group’s performance is reviewed by management and presented to the Chief Operating Decision Maker (“CODM”). The CODM has been identified as being the Board and Chief Financial Officer.

Performance of the Group is assessed based on Adjusted EBITDA. Adjusted EBITDA is the profit or loss for the period before income tax charge or credit, net finance expense, depreciation and amortization and exceptional operating items. Other items are not allocated to segments, as these are reviewed by the CODM on a group-wide basis. Segmental revenues are derived from sales to external customers. Inter-segment revenue is not material.

Reconciliation of profit/(loss) for the period to Adjusted EBITDA

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
	$'m	$'m	$'m	$'m
Profit/(loss) for the period	2	(10)	(10)	(11)
Income tax charge/(credit)	2	(2)	(7)	(11)
Net finance expense	51	23	86	46
Depreciation and amortization	113	100	222	198
Exceptional operating items	10	40	21	59
Adjusted EBITDA	178	151	312	281

Ardagh Metal Packaging S.A.

Segment results for the three months ended June 30, 2024 and 2023 are:

	Revenue		Adjusted EBITDA
	2024	2023	2024	2023
	$'m	$'m	$'m	$'m
Europe	566	555	79	64
Americas	693	700	99	87
Group	1,259	1,255	178	151

Segment results for the six months ended June 30, 2024 and 2023 are:

	Revenue		Adjusted EBITDA
	2024	2023	2024	2023
	$'m	$'m	$'m	$'m
Europe	1,047	1,041	122	113
Americas	1,353	1,345	190	168
Group	2,400	2,386	312	281

One customer accounted for greater than 10% of total Group revenue across both reportable segments in the three and six months ended June 30, 2024 (2023: one).

Within each reportable segment our respective packaging containers have similar production processes and classes of customers. Further, they have similar economic characteristics, as evidenced by similar profit margins, similar degrees of risk and similar opportunities for growth. Based on the foregoing, we do not consider that they constitute separate product lines and, therefore, additional disclosures relating to product lines are not necessary.

The following illustrates the disaggregation of revenue by destination for the three months ended June 30, 2024:

		North	Rest of the
	Europe	America	world	Total
	$'m	$'m	$'m	$'m
Europe	562	—	4	566
Americas	—	594	99	693
Group	562	594	103	1,259

The following illustrates the disaggregation of revenue by destination for the three months ended June 30, 2023:

		North	Rest of the
	Europe	America	world	Total
	$'m	$'m	$'m	$'m
Europe	552	—	3	555
Americas	—	608	92	700
Group	552	608	95	1,255

Ardagh Metal Packaging S.A.

The following illustrates the disaggregation of revenue by destination for the six months ended June 30, 2024:

		North	Rest of the
	Europe	America	world	Total
	$'m	$'m	$'m	$'m
Europe	1,036	1	10	1,047
Americas	—	1,147	206	1,353
Group	1,036	1,148	216	2,400

The following illustrates the disaggregation of revenue by destination for the six months ended June 30, 2023:

		North	Rest of the
	Europe	America	world	Total
	$'m	$'m	$'m	$'m
Europe	1,030	7	4	1,041
Americas	—	1,150	195	1,345
Group	1,030	1,157	199	2,386

The following illustrates the disaggregation of revenue based on the timing of transfer of goods and services:

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
	$'m	$'m	$'m	$'m
Over time	994	998	1,910	1,910
Point in time	265	257	490	476
Group	1,259	1,255	2,400	2,386

5.     Exceptional items

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
	$'m	$'m	$'m	$'m
Start-up related and other costs	9	11	17	21
Impairment - property, plant and equipment	—	11	—	11
Restructuring costs	—	15	—	15
Exceptional items – cost of sales	9	37	17	47
Transaction-related and other costs	1	3	4	12
Exceptional items – SG&A expenses	1	3	4	12
Exceptional net finance income	—	(26)	(17)	(53)
Exceptional items – net finance income	—	(26)	(17)	(53)
Exceptional income tax credit	(2)	(2)	(3)	(6)
Total exceptional items, net of tax	8	12	1	—

ss

Ardagh Metal Packaging S.A.

Exceptional items are those that in management’s judgment need to be disclosed by virtue of their size, nature or incidence.

2024

A net charge of $4 million, before tax, has been recognized as exceptional items in the six months ended June 30, 2024, primarily comprising:

●	$17 million start-up related and other costs in the Americas ($11 million) and Europe ($6 million), primarily relating to the Group’s investment programs.
●	$4 million transaction-related and other costs, primarily comprised of professional advisory fees and restructuring and other costs relating to transformation initiatives.
●	$17 million net exceptional finance income primarily relates to a gain on movements in the fair market values on the Earnout Shares, Public and Private Warrants.
●	Tax credits of $3 million have been incurred relating to the above exceptional items.

2023

A net charge of $6 million, before tax, has been recognized as exceptional items in the six months ended June 30, 2023, primarily comprising:

●	$21 million start-up related and other costs in the Americas ($14 million) and Europe ($7 million), primarily relating to the Group’s investment programs.
●	$11 million and $15 million relating to the impairment of property, plant and equipment and restructuring costs respectively, in Europe following the decision to close the remaining steel lines in the Weissenthurm production facility in Germany, completing the conversion to an aluminum only facility.
●	$12 million transaction-related and other costs, comprised of a $6 million legal settlement in respect of a contract manufacturing agreement arising from Ardagh Group S.A.’s (“AGSA”) acquisition of the beverage can business and $6 million of professional advisory fees and other costs primarily in relation to transformation initiatives.
●	$53 million net exceptional finance income primarily relates to a gain on movements in the fair market values on the Earnout Shares, Private and Public Warrants.
●	Tax credits of $6 million have been incurred relating to the above exceptional items.

6.     Net finance expense

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
	$'m	$'m	$'m	$'m
Senior Secured Green and Senior Green Notes	33	33	66	66
Net pension interest costs	1	1	2	2
Lease interest cost*	6	5	12	10
(Gains)/losses on derivative financial instruments	—	(1)	—	3
Foreign currency translation losses	—	2	1	4
Other net finance expense*	11	9	22	14
Net finance expense before exceptional items	51	49	103	99
Exceptional net finance income (note 5)	—	(26)	(17)	(53)
Net finance expense	51	23	86	46

*Prior period lease interest cost and other net finance expense which had previously been aggregated have been represented to conform with current year presentation.

Ardagh Metal Packaging S.A.

7.     Loss per share

Basic loss per share (“EPS”) is calculated by dividing the loss for the period attributable to equity holders by the weighted average number of ordinary shares outstanding during the period.

The following table reflects the income statement profit/(loss) and share data used in the basic EPS calculations:

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
	$'m	$'m	$'m	$'m
Profit/(loss) attributable to equity holders as presented in the income statement	2	(10)	(10)	(11)
Less: Dividend on preferred shares (see note 14)	(6)	(6)	(12)	(12)
Loss attributable to equity holders used in calculating earnings per share	(4)	(16)	(22)	(23)
Weighted average number of ordinary shares for EPS (millions)	597.7	597.6	597.6	597.6
Loss per share	$(0.01)	$(0.03)	$(0.04)	$(0.04)

Diluted loss per share is consistent with basic loss per share, as there are no dilutive potential shares during the periods presented above.

Please refer to note 9 for details of any transactions involving the ordinary shares for the three and six months ended June 30, 2024.

8.     Intangible assets and property, plant and equipment

		Property,
	Intangible	plant and
	assets	equipment
	$'m	$'m
Net book value at January 1, 2024	1,382	2,628
Additions	10	102
Disposals	—	(1)
Charge for the period	(73)	(149)
Foreign exchange	(24)	(23)
Net book value at June 30, 2024	1,295	2,557

In February 2023, the Group completed the acquisition of a majority share in NOMOQ AG (“NOMOQ”), a startup digital can printer based in Zurich, Switzerland, for a consideration of €15 million. Net of €15 million cash acquired; the transaction did not result in a cash outflow for the Group. These unaudited consolidated interim financial statements include management’s completed allocation of the fair values of assets acquired and liabilities assumed.

At June 30, 2024, the carrying amount of goodwill included within intangible assets was $982 million (December 31, 2023: $999 million).

At June 30, 2024, the carrying amount of the right-of-use assets included within property, plant and equipment was $403 million (December 31, 2023: $412 million).

The Group recognized a depreciation charge of $149 million in the six months ended June 30, 2024 (2023: $128 million), of which $43 million (2023: $32 million) relates to right-of-use assets.

Ardagh Metal Packaging S.A.

Impairment test for goodwill

Goodwill is not subject to amortization and is tested annually for impairment following the approval of the annual budget (normally at the end of the financial year), or more frequently if events or changes in circumstances indicate a potential impairment.

Management has considered whether any impairment indicators existed at the reporting date, and has concluded that the carrying amount of the goodwill is fully recoverable as at June 30, 2024.

9.	Equity share capital and share premium

Issued and fully paid shares:

	Total ordinary shares (par value €0.01)	Total share capital	Total share premium
	(million)	$'m	$'m
At December 31, 2023	597.64	267	5,989
Share issuance	0.03	—	—
At June 30, 2024	597.67	267	5,989

10.     Financial assets and liabilities

At June 30, 2024, the Group’s net debt and available liquidity was as set out below:

		Maximum	Final
		amount	maturity	Facility			Available
Facility	Currency	drawable	date	type	Amount drawn		liquidity
		Local			Local
		currency			currency
		m			m	$'m	$'m
2.000% Senior Secured Green Notes	EUR	450	01-Sep-28	Bullet	450	482	—
3.250% Senior Secured Green Notes	USD	600	01-Sep-28	Bullet	600	600	—
6.000% Senior Secured Green Notes	USD	600	15-Jun-27	Bullet	600	600	—
3.000% Senior Green Notes	EUR	500	01-Sep-29	Bullet	500	535	—
4.000% Senior Green Notes	USD	1,050	01-Sep-29	Bullet	1,050	1,050	—
Global Asset Based Loan Facility	Various	356	06-Aug-26	Revolving	—	187	169
Lease obligations	Various	—	Various	Amortizing	—	398	—
Other borrowings	Various	—	Rolling	Amortizing	—	46	—
Total borrowings						3,898	169
Deferred debt issue costs						(23)	—
Net borrowings						3,875	169
Cash, cash equivalents and restricted cash						(236)	236
Derivative financial instruments used to hedge foreign currency and interest rate risk						18	—
Net debt / available liquidity						3,657	405

Ardagh Metal Packaging S.A.

The fair value of the Group’s total borrowings, excluding lease obligations at June 30, 2024 is $3,082 million (December 31, 2023: $2,939 million).

A number of the Group’s borrowing agreements contain certain covenants that restrict the Group’s flexibility in areas such as the incurrence of additional indebtedness (primarily maximum secured borrowings to Adjusted EBITDA and a minimum Adjusted EBITDA to interest expense), payment of dividends and incurrence of liens.

The Global Asset Based Loan Facility is subject to a fixed charge coverage ratio covenant if 90% or more of the facility is drawn. The facility also includes cash dominion, representations, warranties, events of default and other covenants that are of a nature customary for such facilities.

At December 31, 2023 the Group’s net debt and available liquidity was as follows:

		Maximum	Final
		amount	maturity	Facility			Available
Facility	Currency	drawable	date	type	Amount drawn		liquidity
		Local			Local
		currency			currency	$'m	$'m
		m			m
2.000% Senior Secured Green Notes	EUR	450	01-Sep-28	Bullet	450	497	—
3.250% Senior Secured Green Notes	USD	600	01-Sep-28	Bullet	600	600	—
6.000% Senior Secured Green Notes	USD	600	15-Jun-27	Bullet	600	600	—
3.000% Senior Green Notes	EUR	500	01-Sep-29	Bullet	500	553	—
4.000% Senior Green Notes	USD	1,050	01-Sep-29	Bullet	1,050	1,050	—
Global Asset Based Loan Facility	Various	369	06-Aug-26	Revolving	—	—	369
Lease obligations	Various	—	Various	Amortizing	—	408	—
Other borrowings	Various	—	Rolling	Amortizing	—	54	—
Total borrowings						3,762	369
Deferred debt issue costs						(28)	—
Net borrowings						3,734	369
Cash, cash equivalents and restricted cash						(443)	443
Derivative financial instruments used to hedge foreign currency and interest rate risk						21	—
Net debt / available liquidity						3,312	812

The maturity profile of the Group’s net borrowings is as follows:

	At June 30,	At December 31,
	2024	2023
	$'m	$'m
Within one year or on demand	285	94
Between one and three years	770	175
Between three and five years	1,171	1,791
Greater than five years	1,672	1,702
Total borrowings	3,898	3,762
Deferred debt issue costs	(23)	(28)
Net borrowings	3,875	3,734

Ardagh Metal Packaging S.A.

Earnout Shares and Private and Public Warrants

Please refer to note 12 for further details about the recognition and measurement of the Earnout Shares as well as the Private and Public Warrants.

Financing activity

Lease obligations at June 30, 2024 of $398 million (December 31, 2023: $408 million), primarily reflects $44 million of principal repayments and $4 million of foreign currency movements, partly offset by $38 million of new lease liabilities, in the six months ended June 30, 2024.

At June 30, 2024, the Group had cash drawings of $187 million (December 31, 2023: $nil) on the Global Asset Based Loan Facility, which has a maximum cash capacity of $408 million when sufficient working capital is available to fully collateralize the facility. Working capital collateralization limited the available borrowing base to $169 million at June 30, 2024.

Fair value methodology

There has been no change to the fair value hierarchies for determining and disclosing the fair value of financial instruments.

Fair values are calculated as follows:

(i)	Senior Secured Green and Senior Green Notes – the fair value of debt securities in issue is based on valuation techniques in which all significant inputs are based on observable market data and represent Level 2 inputs.
(ii)	Global Asset Based Loan Facility and other borrowings – the fair values of the borrowings in issue is based on valuation techniques in which all significant inputs are based on observable market data and represent Level 2 inputs.
(iii)	Cross currency interest rate swaps (“CCIRS”) – The fair values of the CCIRS are based on quoted market prices and represent Level 2 inputs.
(iv)	Commodity and foreign exchange derivatives – the fair value of these derivatives are based on quoted market prices and represent Level 2 inputs.
(v)	Earnout Shares, Private and Public Warrants – the fair values of the Earnout Shares and Private Warrants are based on valuation techniques using an unobservable volatility assumption which represents Level 3 inputs, whereas the fair value of the Public Warrants is based on an observable market price and represents a Level 1 input.

Foreign currency derivative financial instruments

Cash of $6 million was received in the three months ended June 30, 2024 (2023: $1 million) and $1 million in the six months ended June 30, 2024 (2023: $11 million paid) in respect of settlement of derivative financial instruments used to hedge a portion of the Group’s foreign currency translation risk arising from the Group operating in a number of currencies. This is presented as settlement of foreign currency derivative financial instruments in the Consolidated Interim Statement of Cash Flows.

Cross currency interest rate swaps

The Group hedges certain of its borrowing and interest payable thereon using CCIRS, with a net liability position at June 30, 2024 of $18 million (December 31, 2023: $21 million net liability).

11.   Employee benefit assets and obligations

Employee benefit assets and obligations at June 30, 2024 have been reviewed in respect of the latest discount rates, inflation rates and asset valuations. A net re-measurement gain of $4 million and $9 million has been recognized in

Ardagh Metal Packaging S.A.

the Consolidated Interim Statement of Comprehensive Income for the three and six months ended June 30, 2024 (2023: loss of $7 million and $8 million), respectively.

The re-measurement gain recognized for the three months ended June 30, 2024 consisted of a decrease in the obligations of $8 million (2023: decrease of $7 million), partly offset by a decrease in the asset valuations of $4 million (2023: decrease of $14 million).

The re-measurement gain recognized for the six months ended June 30, 2024 consisted of a decrease in the obligations of $14 million (2023: increase of $1 million) partly offset by a decrease in the asset valuations of $5 million (2023: decrease of $7 million).

12.   Other liabilities and provisions

	At June 30,	At December 31,
	2024	2023
	$'m	$'m
Other liabilities
Non-current	18	33
Provisions
Current	21	37
Non-current	13	11
	52	81

Other liabilities

Earnout shares

AGSA has a contingent right to receive up to 60.73 million additional shares in the Company (the “Earnout Shares”). The Earnout Shares are issuable by AMPSA to AGSA subject to attainment of certain share price hurdles, with equal amounts of shares at $13, $15, $16.50, $18, and $19.50, respectively, over a five-year period ending on January 31, 2027. In accordance with IAS 32 “Financial Instruments: Presentation”, the arrangement has been assessed to determine whether the Earnout Shares represent a liability or an equity instrument. As the arrangement may result in AMPSA issuing a variable number of shares in the future, albeit capped at a total of 60.73 million shares, the Earnout Shares have, in accordance with the requirements of IAS 32, been recognized as a financial liability measured at fair value in the consolidated interim financial statements. A valuation assessment was performed for the purpose of determining the financial liability using a Monte Carlo simulation using key data inputs for: share price hurdles; risk-free rate (5%) (December 31, 2023: risk-free rate 4%); and traded closing AMP share price, with estimates of volatility (47%) (December 31, 2023: volatility 49%) and dividend yield. The estimated valuations of the liability at June 30, 2024, and December 31, 2023, were $7 million and $23 million, respectively. Changes in the fair market valuation of the Earnout Shares of $16 million have been reflected as exceptional finance income within net finance expense for the six months ended June 30, 2024 (June 30, 2023: $49 million). Any increase or decrease in volatility of 5% would result in an increase or decrease in the liability as at June 30, 2024, of approximately $4 million (December 31, 2023: $10 million).

Warrants

AMP warrants are exercisable for the purchase of ordinary shares in AMPSA at an exercise price of $11.50 over a five-year period. In accordance with IAS 32, those warrants have been recognized as a financial liability measured at fair value in the consolidated interim financial statements. For certain warrants issued to the former sponsors of Gores Holdings V, Inc. (“Private Warrants”) a valuation was performed for the purpose of determining the financial liability. The valuation applied a Black Scholes model, using a key data input for the risk-free rate (5%) (December 31, 2023: risk-free rate 4%), with estimates for volatility (47%) (December 31, 2023: volatility 49%) and dividend yield. All other outstanding warrants (“Public Warrants”) were valued using the traded closing prices of the AMP warrants. The estimated valuations of the liability at June 30, 2024, and December 31, 2023, were $1 million and $2 million, respectively. Changes in the valuation

Ardagh Metal Packaging S.A.

of the Public and Private Warrants of $1 million have been reflected as exceptional finance income within net finance expense for the six months ended June 30, 2024 (June 30, 2023: $5 million). Any increase or decrease in volatility of 5% would not result in a significant change in the fair value of the Private Warrants at June 30, 2024 (December 31, 2023: $nil).

Put and call arrangements

In conjunction with the NOMOQ acquisition (note 8), the Group has entered into put and call option arrangements for the acquisition of the outstanding non-controlling interest (“NCI”), part of which are treated as a compensation arrangement for accounting purposes, and could result in future payments to the holders of such NCI, depending on the future performance of NOMOQ. The Group has recognized the fair value of the obligation at June 30, 2024 of $10 million (December 31, 2023: $8 million) within other liabilities and provisions.

13.   Cash generated from/(used in) operating activities

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
	$'m	$'m	$'m	$'m
Profit/(loss) for the period	2	(10)	(10)	(11)
Income tax charge/(credit)	2	(2)	(7)	(11)
Net finance expense	51	23	86	46
Depreciation and amortization	113	100	222	198
Exceptional operating items	10	40	21	59
Movement in working capital	152	171	(271)	(175)
Exceptional costs paid, including restructuring	(15)	(20)	(42)	(32)
Cash generated from/(used in) operations	315	302	(1)	74

14.   Dividends

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
	$'m	$'m	$'m	$'m
Cash dividends on ordinary shares declared and paid:
Interim dividend: $0.10 per share	—	—	60	60
Interim dividend: $0.10 per share	60	59	60	59
Cash dividends on preferred shares declared and paid:
Interim dividend	—	—	6	6
Interim dividend	6	6	6	6
	66	65	132	131

On February 20, 2024, the Board approved an interim dividend of $0.10 per ordinary share. The interim dividend of $60 million was paid on March 27, 2024 to shareholders of record on March 13, 2024. On February 20, 2024, the Board approved an interim cash dividend on the annual 9% dividend of the preferred shares. The interim cash dividend of €6 million ($6 million) was paid on March 27, 2024.

On April 23, 2024, the Board approved an interim cash dividend cash $0.10 per ordinary share. The interim cash dividend of $60 million was paid on June 26, 2024 to shareholders of record on June 12, 2024. On April 23, 2024, the Board approved an interim cash dividend on the annual 9% dividend of the preferred shares. The interim cash dividend of €6 million ($6 million) was paid on June 26, 2024.

Ardagh Metal Packaging S.A.

15.   Related party transactions

(i)	Pension scheme – the pension schemes are related parties. For details for all significant transactions during the period, see note 11.
(ii)	Services Agreement between the Company and AGSA. A net charge of $10 million and $19 million has been included in SG&A expenses for the three and six months ended June 30, 2024, respectively (2023: $10 million and $19 million).
(iii)	Earnout Shares – see note 12.
(iv)	Movement in working capital in the three and six months ended June 30, 2024 includes transaction and other costs of $2 and $3 million reimbursed by AGSA (2023: $nil million and $2 million reimbursed to AGSA).
(v)	Dividends – see note 14.

There were no other significant related party transactions in the three and six months ended June 30, 2024.

16. Other reserves

	Foreign currency translation reserve	Cash flow hedge reserve	Other reserves	Total other reserves
	$'m	$'m	$'m	$'m
At January 1, 2023	(18)	8	(5,647)	(5,657)
Total other comprehensive income/(expense) for the period	7	(42)	—	(35)
Hedging losses transferred to cost of inventory	—	6	—	6
NOMOQ acquisition	—	—	(6)	(6)
At June 30, 2023	(11)	(28)	(5,653)	(5,692)

At January 1, 2024	(10)	(23)	(5,654)	(5,687)
Total other comprehensive income for the period	—	5	—	5
Hedging losses transferred to cost of inventory	—	5	—	5
NOMOQ put and call liability (note 12)	—	—	(2)	(2)
At June 30, 2024	(10)	(13)	(5,656)	(5,679)

17.   Contingencies

Environmental issues

The Group is regulated under various national and local environmental, occupational health and safety and other governmental laws and regulations relating to:

●	the operation of installations for manufacturing of metal packaging and surface treatment using solvents;
●	the generation, storage, handling, use and transportation of hazardous materials;
●	the emission of substances and physical agents into the environment;

Ardagh Metal Packaging S.A.

●	the discharge of waste water and disposal of waste;
●	the remediation of contamination;
●	the design, characteristics, collection and recycling of its packaging products; and
●	the manufacturing and servicing of machinery and equipment for the metal packaging industry.

The Group believes, based on current information, that it is in substantial compliance with applicable environmental laws and regulations and permit requirements. It does not believe it will be required, under existing or anticipated future environmental laws and regulations, to expend amounts, over and above the amounts accrued, which will have a material effect on its business, financial condition or results of operations or cash flows. In addition, no material proceedings against the Group arising under environmental laws are pending. Finally, the Group believes that the potential impact of climate change, including permit compliance, property damage and business disruption, on the Group has not resulted in a contingent obligation at June 30, 2024.

Legal matters

The Group is involved in certain legal proceedings arising in the normal course of its business. The Group believes that none of these proceedings, either individually or in aggregate, are expected to have a material adverse effect on its business, financial condition, results of operations or cash flows.

18.   Seasonality of operations

The Group’s revenue and cash flows are both subject to seasonal fluctuations, with the Group generally building inventories in anticipation of these seasonal demands resulting in working capital requirements typically being the greatest at the end of the first quarter of the year.

The demand for our metal beverage products is strongest during spells of warm weather and therefore demand typically peaks during the summer months, as well as in the period leading up to holidays in December.

The Group manages the seasonality of working capital principally by supplementing operating cash flows with drawings under our Global Asset Based Loan Facility.

19.   Events after the reporting period

Dividends declared

On July 23, 2024, the Board approved an interim cash dividend of $0.10 per ordinary share. The interim cash dividend will be paid on September 26, 2024 to shareholders of record on September 12, 2024.

On July 23, 2024, the Board approved an interim cash dividend on the annual 9% dividend of the preferred shares. The interim cash dividend will be paid on September 26, 2024 to shareholders of record on September 12, 2024.

Financing activity

On July 23, 2024,  AMPSA entered into a commitment letter with certain investment funds and other entities managed by affiliates of Apollo Capital Management, L.P. for a new senior secured term loan facility, in an aggregate principal amount of $300 million (the “Term Loan Facility) which is subject to definitive documentation and customary closing conditions. Funding is expected to occur during the third quarter of 2024 and borrowings may be used for general corporate purposes.

Ardagh Metal Packaging S.A.

Borrowings will bear interest at a floating rate plus a margin.  The Term Loan Facility will contain customary covenants and will rank pari passu with AMPSA’s 6.00% Senior Secured Notes due 2027 (the “2027 Notes”), 2.00% Senior Secured Notes due 2028 and 3.25% Senior Secured Notes due 2028. The Term Loan Facility preserves the flexibility for AMPSA to continue to pay the current level of ordinary and preferred share dividends capped at that level while the Term Loan Facility remains in place. The Term Loan Facility is scheduled to mature in 2029 (with a springing maturity in March 2027 if more than $150 million of the 2027 Notes are then outstanding).

Ardagh Metal Packaging S.A.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read together with, and is qualified in its entirety by, reference to the Unaudited Consolidated Interim Financial Statements for the three and six months ended June 30, 2024, including the related notes thereto. As used in this section, the “Group” refers to Ardagh Metal Packaging S.A. and its subsidiaries.

Some of the measures used in this report are not measurements of financial performance under IFRS Accounting Standards and should not be considered an alternative to cash flow from operating activities as a measure of liquidity or an alternative to operating profit or profit for the period as indicators of our operating performance or any other measures of performance derived in accordance with IFRS Accounting Standards.

Business drivers

The main factors affecting the results of the Group’s operations are: (i) global economic trends and end-consumer demand for our products and production capacity of our production facilities; (ii) prices of raw materials and energy used in our business, primarily aluminum and coatings, and our ability to pass through these and other cost increases to our customers, through contractual pass through mechanisms under multi-year contracts, or through renegotiation in the case of short-term contracts; (iii) investment in capacity expansion and operating cost reductions; (iv) acquisitions; and (v) foreign exchange rate fluctuations and currency translation risks arising from various currency exposures, primarily with respect to the euro, U.S. dollar, British pound, Polish zloty and Brazilian real.

We generate our revenue from supplying metal can packaging to the beverage end-use category. Revenue is primarily dependent on sales volumes and sales prices.

Sales volumes are influenced by a number of factors, including factors driving customer demand, seasonality and the capacity of our metal packaging production facilities. Demand for our metal cans may be influenced by trends in the consumption of beverages, industry trends in packaging, including customer marketing and pricing conditions, and the impact of environmental regulations and shifts in consumer sentiment towards a greater awareness of sustainability. The demand for our products is strongest during spells of warm weather and therefore demand typically, based on historical trends, peaks during the summer months, as well as in the period leading up to the holidays in December. Accordingly, we generally build finished goods inventories in the first and fourth quarter in anticipation of the seasonal demands in our metal packaging business.

Our Adjusted EBITDA is based on revenue derived from selling our metal cans and is affected by a number of factors, primarily cost of sales. The elements of our cost of sales include (i) variable costs, such as, energy, raw materials (including the cost of aluminum), packaging materials, decoration and freight and other distribution costs; and (ii) fixed costs, such as labor and other production facility-related costs including depreciation and maintenance. In addition sales, marketing and administrative costs also impact Adjusted EBITDA. Our variable costs have typically constituted approximately 75% and fixed costs approximately 25% of the total cost of sales for our business.

Ardagh Metal Packaging S.A.

Results of operations

Three months ended June 30, 2024 compared with three months ended June 30, 2023:

	Unaudited
	(in $ millions)
	Three months ended June 30,
	2024	2023
Revenue	1,259	1,255
Cost of sales	(1,090)	(1,146)
Gross profit	169	109
Sales, general and administration expenses	(77)	(63)
Intangible amortization	(37)	(35)
Operating profit	55	11
Net finance expense	(51)	(23)
Profit/(loss) before tax	4	(12)
Income tax (charge)/credit	(2)	2
Profit/(loss) for the period	2	(10)

Revenue

Revenue in the three months ended June 30, 2024 increased by $4 million to $1,259 million, from $1,255 million in the three months ended June 30, 2023. The increase in revenue is primarily driven by favorable volume/mix and favorable foreign curreny translation effects, partly offset by the pass through of lower input costs to customers.

Cost of sales

Cost of sales in the three months ended June 30, 2024 decreased by $56 million, or 5%, to $1,090 million, compared with $1,146 million in the three months ended June 30, 2023. Pre-exceptional cost of sales decreased by $28 million, or 3% from the prior period. The decrease in pre-exceptional cost of sales is principally due to lower input costs. Further analysis of the movements in exceptional items is set out in the “Supplemental Management’s Discussion and Analysis” section.

Gross profit

Gross profit in the three months ended June 30, 2024 increased by $60 million, or 55%, to $169 million, compared with $109 million in the three months ended June 30, 2023. Gross profit percentage in the three months ended June 30, 2024 increased by 470 basis points to 13.4%, compared with 8.7% in the three months ended June 30, 2023. Excluding exceptional cost of sales, gross profit percentage in the three months ended June 30, 2024 increased by 250 basis points to 14.1% compared with 11.6% in the three months ended June 30, 2023, as a result of the items outlined above in revenue and cost of sales. Further analysis of the movements in exceptional items is set out in the “Supplemental Management’s Discussion and Analysis” section.

Sales, general and administration expenses

Sales, general and administration expenses in the three months ended June 30, 2024 increased by $14 million, or 22%, to $77 million, compared with $63 million in the three months ended June 30, 2023. The increase in sales, general and administration expenses was primarily due to higher labor costs and the provision for a customer receivable in the current period. Excluding exceptional items, sales, general and administration expenses increased by $16 million.

Ardagh Metal Packaging S.A.

Exceptional sales, general and administration expenses decreased by $2 million, due to lower transaction-related and other costs.

Intangible amortization

Intangible amortization in the three months ended June 30, 2024 increased by $2 million, or 6% to $37 million, compared with $35 million in the three three months ended June 30, 2023, primarily due to an increase in the amortization of software costs.

Operating profit

Operating profit in the three months ended June 30, 2024 increased by $44 million, or 400% to $55 million compared with $11 million in the three months ended June 30, 2023, due to higher gross profit, partly offset by increased sales, general & administration expenses and higher intangible amortisation as outlined above.

Net finance expense

Net finance expense in the three months ended June 30, 2024 increased by $28 million, or 122% to $51 million, compared with $23 million net finance income in the three months ended June 30, 2023. Net finance expense in the three months ended June 30, 2024 and 2023 comprised the following:

	Unaudited
	(in $ millions)
	Three months ended June 30,
	2024	2023
Interest expense	33	33
Net pension interest costs	1	1
Lease interest cost	6	5
Gains on derivative financial instruments	—	(1)
Foreign currency translation losses	—	2
Other net finance expense	11	9
Net finance expense before exceptional items	51	49
Exceptional net finance income	—	(26)
Net finance expense	51	23

Interest expense in the three months ended June 30, 2024 of $33 million is in line with the three months ended June 30, 2023. The interest expense primarily relates to interest on the Group’s Senior Secured Green Notes and Senior Green Notes.

Lease interest cost in the three months ended June 30, 2024 increased by $1 million to $6 million, compared with $5 million in the three months ended June 30, 2023, driven by an increase in lease obligations between those respective periods and related interest thereon.

Foreign currency translation losses in the three months ended June 30, 2024 decreased by $2 million, to $nil, compared with $2 million in the three months ended June 30, 2023.

Exceptional finance income in the three months ended June 30, 2024 is $nil. Exceptional finance income for the three months ended June 30, 2023 of $26 million primarily includes a net $25 million and net $2 million gain on movements in the fair market values of the Earnout Shares and Warrants, respectively.

Ardagh Metal Packaging S.A.

Income tax (charge)/credit

Income tax charge in the three months ended June 30, 2024 was $2 million, a movement of $4 million from an income tax credit of $2 million in the three months ended June 30, 2023. The movement of $4 million in the income tax charge is due to a $4 million increase in income tax charge on profit before exceptional items, attributable to the increase in profit before exceptional items in the three months ended June 30, 2024.

The effective income tax rate (ETR) on profit before exceptional items for the three months ended June 30, 2024 was 29%, compared with a tax rate of 0% for the three months ended June 30, 2023. The increase in ETR primarily relates to the profit before exceptional items of $10 million and income tax charge of $4 million in the three months ended June 30, 2024 compared with a profit before exceptional items of $2 million and $nil income tax charge in the three months ended June 30, 2023.

Profit/(loss) for the period

As a result of the items described above, the Group recognized a profit of $2 million for the three months ended June 30, 2024, compared with a loss of $10 million in the three months ended June 30, 2023.

Six months ended June 30, 2024 compared with six months ended June 30, 2023:

	Unaudited
	(in $ millions)
	Six months ended June 30,
	2024	2023
Revenue	2,400	2,386
Cost of sales	(2,108)	(2,164)
Gross profit	292	222
Sales, general and administration expenses	(150)	(128)
Intangible amortization	(73)	(70)
Operating profit	69	24
Net finance expense	(86)	(46)
Loss before tax	(17)	(22)
Income tax credit	7	11
Loss for the period	(10)	(11)

Revenue

Revenue in the six months ended June 30, 2024 increased by $14 million, or 1%, to $2,400 million, compared with $2,386 million in the six months ended June 30, 2023. Excluding favorable foreign currency translation effects of $22 million, the decrease in revenue is primarily driven by the pass through to customers of lower input costs, partly offset by favorable volume/mix effects.

Cost of sales

Cost of sales in the six months ended June 30, 2024 decreased by $56 million, or 3%, to $2,108 million, compared with $2,164 million in the six months ended June 30, 2023. Pre-exceptional cost of sales decreased by $26 million, or 1% from the prior period. The decrease in pre-exceptional cost of sales is principally due to lower input costs. Further analysis of the movements in exceptional items is set out in the “Supplemental Management’s Discussion and Analysis” section.

Ardagh Metal Packaging S.A.

Gross profit

Gross profit in the six months ended June 30, 2024 increased by $70 million, or 32%, to $292 million, compared with $222 million in the six months ended June 30, 2023. Gross profit percentage in the six months ended June 30, 2024 increased by 290 basis points to 12.2%, compared with  9.3% in the six months ended June 30, 2023. Excluding exceptional cost of sales, gross profit percentage in the six months ended June 30, 2024 increased by 160 basis points to 12.9% compared with 11.3% in the six months ended June 30, 2023, as a result of the items outlined above in revenue and cost of sales. Further analysis of the movements in exceptional items is set out in the “Supplemental Management’s Discussion and Analysis” section.

Sales, general and administration expenses

Sales, general and administration expenses in the six months ended June 30, 2024 increased by $22 million, or 17%, to $150 million, compared with $128 million in the six months ended June 30, 2023. Excluding exceptional items, sales, general and administration expenses increased by $30 million, or 26% to $146 million, compared with $116 million in the six months ended June 30, 2023. This increase in pre-exceptional sales, general and administration expenses was due to higher labor costs and the provision for a customer receivable in the current period. Exceptional sales, general and administration expenses decreased by $8 million, due to lower transaction-related and other costs in the current period. Further analysis of the movements in exceptional items is set out in the “Supplemental Management’s Discussion and Analysis” section.

Intangible amortization

Intangible amortization in the six months ended June 30, 2024 increased by $3 million, or 4%, to $73 million, compared with $70 million in the six months ended June 30, 2023, primarily due to an increase in the amortisation of software costs.

Operating profit

Operating profit in the six months ended June 30, 2024 increased by $45 million, or 188%, to $69 million from $24 million in the six months ended June 30, 2023, primarily due to higher gross profit, partially offset by increased sales, general and administration expenses and higher intangible amortisation, as outlined above.

Ardagh Metal Packaging S.A.

Net finance expense

Net finance expense in the six months ended June 30, 2024 increased by $40 million, or 87%, to $86 million, compared with $46 million net finance income in the six months ended June 30, 2023. Net finance expense in the six months ended June 30, 2024 and 2023 comprised the following:

	Unaudited
	(in $ millions)
	Six months ended June 30,
	2024	2023
Interest expense	66	66
Net pension interest costs	2	2
Lease interest cost	12	10
Losses on derivative financial instruments	—	3
Foreign currency translation losses	1	4
Other net finance expense	22	14
Net finance expense before exceptional items	103	99
Exceptional net finance income	(17)	(53)
Net finance expense	86	46

Interest expense in the six months ended June 30, 2024 of $66 million is in line with the six months ended June 30, 2023. The interest expense primarily relates to interest on the Group’s Senior Secured Green Notes and Senior Green Notes.

Lease interest cost in the six months ended June 30, 2024 increased by $2 million to $12 million, compared with $10 million in the six months ended June 30, 2023, driven by an increase in lease obligations between those respective periods and related interest thereon.

Losses on derivative financial instruments in the six months ended June 30, 2024 amounted to $nil, compared with $3 million in the six months ended June 30, 2023.

Foreign currency translation losses in the six months ended June 30, 2024 amounted to $1 million, compared with $4 million in the six months ended June 30, 2023.

Exceptional finance income in the six months ended June 30, 2024 of $17 million relates to a gain on movements in the fair market value of the Earnout Shares, Private and Public and Warrants. Exceptional finance income for the six months ended June 30, 2023 of $53 million primarily includes a net $49 million and net $5 million gain on movements in the fair market values of the Earnout Shares and Warrants, respectively.

Income tax credit

Income tax credit in the six months ended June 30, 2024 was $7 million, a movement of $4 million from an income tax credit of $11 million in six months ended June 30, 2023. The movement of $4 million in the income tax credit is primarily due to a $3 million decrease in income tax credit on exceptional items, primarily attributable to the decrease in tax deductible exceptional items in the six months ended June 30, 2024.

The effective income tax rate (ETR) on loss before exceptional items for the six months ended June 30, 2024 was 31%, consistent with a tax rate of 31% for the six months ended June 30, 2023.

Ardagh Metal Packaging S.A.

Loss for the period

As a result of the items described above, the Group recognized a loss of $10 million for the six months ended June 30, 2024, compared with a loss of $11 million in the six months ended June 30, 2023.

Supplemental Management’s Discussion and Analysis

Key operating measures

Adjusted EBITDA consists of profit/(loss) for the period before income tax credit, net finance expense, depreciation and amortization and exceptional operating items. We use Adjusted EBITDA to evaluate and assess our segment performance. Adjusted EBITDA is presented because we believe that it is frequently used by securities analysts, investors and other interested parties in evaluating companies in the packaging industry. However, other companies may calculate Adjusted EBITDA in a manner different from ours. Adjusted EBITDA is not a measure of financial performance under IFRS Accounting Standards and should not be considered an alternative to profit as indicators of operating performance or any other measures of performance derived in accordance with IFRS Accounting Standards.

For a reconciliation of the profit/(loss) for the period to Adjusted EBITDA see Note 4 – Segment analysis of the Unaudited Consolidated Interim Financial Statements for the three and six months ended June 30, 2024.

Adjusted EBITDA in the three months ended June 30, 2024 increased by $27 million, or 18%, to $178 million, compared with $151 million in the three months ended June 30, 2023. Adjusted EBITDA increased principally due to higher input cost recovery and favorable volume/mix effects, partly offset by higher operating costs.

Adjusted EBITDA in the six months ended June 30, 2024 increased by $31 million, or 11%, to $312 million, compared with $281 million in the six months ended June 30, 2023. Adjusted EBITDA increased principally due to favorable volume/mix effects, partly offset by higher operating costs.

Exceptional items

The following table provides detail on exceptional items included in cost of sales and sales, general and administration expenses, net finance income and income tax credits:

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
	$'m	$'m	$'m	$'m
Start-up related and other costs	9	11	17	21
Impairment - property, plant and equipment	—	11	—	11
Restructuring costs	—	15	—	15
Exceptional items – cost of sales	9	37	17	47
Transaction-related and other costs	1	3	4	12
Exceptional items – SG&A expenses	1	3	4	12
Exceptional net finance income	—	(26)	(17)	(53)
Exceptional items – net finance income	—	(26)	(17)	(53)
Exceptional income tax credit	(2)	(2)	(3)	(6)
Total exceptional items, net of tax	8	12	1	—

ss

A net charge of $4 million, before tax, has been recognized as exceptional items in the six months ended June 30, 2024, primarily comprising:

Ardagh Metal Packaging S.A.

●	$17 million start-up related and other costs in the Americas ($11 million) and Europe ($6 million), primarily relating to the Group’s investment programs.
●	$4 million transaction-related and other costs, primarily comprised of professional advisory fees and restructuring and other costs relating to transformation initiatives.
●	$17 million net exceptional finance income primarily relates to a gain on movements in the fair market values on the Earnout Shares, Public and Private Warrants.
●	Tax credits of $3 million have been incurred relating to the above exceptional items.

A net charge of $6 million, before tax, has been recognized as exceptional items in the six months ended June 30, 2023, primarily comprising:

●	$21 million start-up related and other costs in the Americas ($14 million) and Europe ($7 million), primarily relating to the Group’s investment programs.
●	$11 million and $15 million relating to the impairment of property, plant and equipment and restructuring costs respectively, in Europe following the decision to close the remaining steel lines in the Weissenthurm production facility in Germany, completing the conversion to an aluminum only facility.
●	$12 million transaction-related and other costs, comprised of a $6 million legal settlement in respect of a contract manufacturing agreement arising from Ardagh Group S.A.’s (“AGSA”) acquisition of the beverage can business and $6 million of professional advisory fees and other costs primarily in relation to transformation initiatives.
●	$53 million net exceptional finance income primarily relates to a gain on movements in the fair market values on the Earnout Shares, Private and Public Warrants.
●	Tax credits of $6 million have been incurred relating to the above exceptional items.

Segment information

Three months ended June 30, 2024 compared with three months ended June 30, 2023

Segment results for the three months ended June 30, 2024 and 2023 are:

	(in $ millions)
	Revenue		Adjusted EBITDA
	2024	2023	2024	2023
Europe	566	555	79	64
Americas	693	700	99	87
Group	1,259	1,255	178	151

Revenue

Europe. Revenue increased by $11 million, or 2%, to $566 million in the three months ended June 30, 2024, compared with $555 million in the three months ended June 30, 2023. The increase in revenue was principally due to favorable volume/mix effects and favorable foreign currency translation effects of $5 million.

Americas. Revenue decreased by $7 million, or 1%, to $693 million in the three months ended June 30, 2024, compared with $700 million in the three months ended June 30, 2023. The decrease in revenue principally reflected the pass through of lower input costs to customers, partly offset by favorable volume/mix effects.

Ardagh Metal Packaging S.A.

Adjusted EBITDA

Europe. Adjusted EBITDA increased by $15 million, or 23%, to $79 million in the three months ended June 30, 2024, compared with $64 million in the three months ended June 30, 2023. The increase in Adjusted EBITDA was principally due to higher input cost recovery and favorable volume/mix effects, partly offset by higher operating costs.

Americas. Adjusted EBITDA increased by $12 million, or 14%, to $99 million in the three months ended June 30, 2024, compared with $87 million in the three months ended June 30, 2023. The increase was primarily driven by favorable volume/mix effects and lower operating costs.

Six months ended June 30, 2024 compared with six months ended June 30, 2023

Segment results for the six months ended June 30, 2024 and 2023 are:

	(in $ millions)
	Revenue		Adjusted EBITDA
	2024	2023	2024	2023
Europe	1,047	1,041	122	113
Americas	1,353	1,345	190	168
Group	2,400	2,386	312	281

Revenue

Europe. Revenue increased by $6 million, or 1%, to $1,047 million in the six months ended June 30, 2024, compared with $1,041 million in the six months ended June 30, 2023. Excluding favorable foreign currency translation effects of $22 million, revenue decreased by $16 million, principally due to the pass through of lower input costs to customers, partly offset by favorable volume/mix effects.

Americas. Revenue increased by $8 million, or 1%, to $1,353 million in the six months ended June 30, 2024, compared with $1,345 million in the six months ended June 30, 2023. The increase in revenue principally reflected the favorable volume/mix effects, partly offset by the pass through of lower input costs to customers.

Adjusted EBITDA

Europe. Adjusted EBITDA increased by $9 million, or 8%, to $122 million in the six months ended June 30, 2024, compared with $113 million in the six months ended June 30, 2023. Excluding favorable foreign currency translation effects of $2 million, the increase in Adjusted EBITDA was principally due to favorable volume/mix effects, partly offset by higher operating costs.

Americas. Adjusted EBITDA increased by $22 million, or 13%, to $190 million in the six months ended June 30, 2024, compared with $168 million in the six months ended June 30, 2023. The increase was primarily driven by favorable volume/mix effects, partly offset by higher operating costs.

Ardagh Metal Packaging S.A.

Liquidity and capital resources

Cash requirements related to operations

Our principal sources of cash are cash generated from operations and external financings, including borrowings and other credit facilities.

The following table outlines our principal financing arrangements at June 30, 2024:

		Maximum	Final
		amount	maturity	Facility			Available
Facility	Currency	drawable	date	type	Amount drawn		liquidity
		Local			Local
		currency			currency	$'m	$'m
		m			m
2.000% Senior Secured Green Notes	EUR	450	01-Sep-28	Bullet	450	482	—
3.250% Senior Secured Green Notes	USD	600	01-Sep-28	Bullet	600	600	—
6.000% Senior Secured Green Notes	USD	600	15-Jun-27	Bullet	600	600	—
3.000% Senior Green Notes	EUR	500	01-Sep-29	Bullet	500	535	—
4.000% Senior Green Notes	USD	1,050	01-Sep-29	Bullet	1,050	1,050	—
Global Asset Based Loan Facility	Various	356	06-Aug-26	Revolving	—	187	169
Lease obligations	Various	—	Various	Amortizing	—	398	—
Other borrowings	Various	—	Rolling	Amortizing	—	46	—
Total borrowings						3,898	169
Deferred debt issue costs						(23)	—
Net borrowings						3,875	169
Cash, cash equivalents and restricted cash						(236)	236
Derivative financial instruments used to hedge foreign currency and interest rate risk						18	—
Net debt / available liquidity						3,657	405

The following table outlines the minimum repayments the Group is obliged to make in the twelve months ending June 30, 2025.

		Maximum			Minimum net
		Amount			repayment for
		Drawable	Final		the twelve
		Local	Maturity	Facility	months ending
Facility	Currency	Currency	Date	Type	June 30, 2025
		(in millions)			(in $ millions)
Global Asset Based Loan Facility	Various	356	06-Aug-26	Revolving	187
Lease obligations	Various	—	Various	Amortizing	83
Other borrowings	Various	—	Rolling	Amortizing	15
Minimum net repayment					285

The Group generates substantial cash flow from its operations and had $236 million in cash, cash equivalents and restricted cash at June 30, 2024.

We believe that our cash balances and future cash flow from operating activities, as well as our current and pending credit facilities, will provide sufficient liquidity to fund our maintenance capital expenditure, interest payments on our notes and other credit facilities and dividend payments for at least the next twelve months. In addition, we believe

Ardagh Metal Packaging S.A.

that we will be able to fund certain additional investments through a combination of cash flow generated from operations and, where appropriate, to raise additional financing.

Cash flows

The following table sets forth a summary of our cash flow for the six months ended June 30, 2024 and 2023:

	Unaudited
	(in $ millions)
	Six months ended June 30,
	2024	2023
Operating profit	69	24
Depreciation and amortization	222	198
Exceptional operating items	21	59
Movement in working capital (1)	(271)	(175)
Exceptional costs paid, including restructuring	(42)	(32)
Cash flows (used in)/from operations	(1)	74
Net interest paid	(93)	(82)
Settlement of foreign currency derivative financial instruments	1	(11)
Income tax paid	(11)	(15)
Cash flows used in operating activities	(104)	(34)

Capital expenditure (2)	(98)	(222)
Net cash used in investing activities	(98)	(222)

Proceeds from borrowings	214	70
Repayment of borrowings	(33)	(12)
Deferred debt issue costs paid	—	(2)
Lease payments	(44)	(38)
Dividends paid	(132)	(131)
Net cash received from/(used in) financing activities	5	(113)

Net decrease in cash, cash equivalents and restricted cash	(197)	(369)

Cash, cash equivalents and restricted cash at beginning of period	443	555
Foreign exchange losses on cash, cash equivalents and restricted cash	(10)	(4)
Cash, cash equivalents and restricted cash at end of period	236	182

(1)	Working capital comprises inventories, trade and other receivables, contract assets, trade and other payables, contract liabilities and current provisions.
(2)	Capital expenditure is the sum of purchase of property, plant, and equipment, and software and other intangibles, net of proceeds from disposal of property, plant and equipment.

Cash flows used in operating activities

Cash flows used in operating activities increased by $70 million to $104 million in the six months ended June 30, 2024, from $34 million in the same period in 2023. The increase was due to the net impact of an increase in working capital outflows of $96 million, a decrease in exceptional operating items of $38 million, an increase in interest payments of $11 million, an increase in exceptional costs paid, including restructuring, of $10 million, partly offset by an increase in operating profit of $45 million, an increase in depreciation and amortization of $24 million, higher inflows from settlements of foreign currency derivative financial instruments of $12 million, and a decrease in income tax paid of $4 million.

Ardagh Metal Packaging S.A.

Net cash used in investing activities

Net cash used in investing activities decreased by $124 million to $98 million in the six months ended June 30, 2024, compared with $222 million in the same period in 2023 that was mainly driven by reduced spend on the Group’s growth investment program and lower maintenance capital expenditure.

Net cash received from/(used in) financing activities

Net cash from financing activities represents an inflow of $5 million in the six months ended June 30, 2024 compared with an $113 million outflow in the same period in 2023.

Proceeds from borrowings of $214 million primarily reflects the draw down of the Group’s Global Asset Based Loan Facility during the six months ended June 30, 2024.

Repayment of borrowings of $33 million primarily reflects the repayment of the Group’s Global Asset Based Loan Facility and other borrowings during the six months ended June 30, 2024.

Lease payments of $44 million in the six months ended June 30, 2024, increased by $6 million compared to $38 million in the six months ended June 30, 2023, reflecting increased principal repayments on the Group’s lease obligations.

In the six months ended June 30, 2024, the Company paid cash dividends to shareholders of $132 million (2023: $131 million). On February 20, 2024, the Board approved an interim cash dividend of $0.10 per ordinary share. The interim cash dividend of $60 million was paid on March 27, 2024 to shareholders of record on March 13, 2024. On February 20, 2024, the Board approved an interim cash dividend on the annual 9% dividend of the preferred shares. The interim cash dividend of €6 million ($6 million) was paid on March 27, 2024. On April 23, 2024, the Board approved an interim cash dividend of $0.10 per ordinary share. The interim cash dividend of $60 million was paid on June 26, 2024 to shareholders of record on June 12, 2024. On April 23, 2024, the Board approved an interim cash dividend on the annual 9% dividend of the preferred shares. The interim cash dividend of €6 million ($6 million) was paid on June 26, 2024.

Working capital

In the six months ended June 30, 2024, the working capital outflow during the period increased by $96 million to $271 million, from an outflow of $175 million for the six months ended June 30, 2023. The increase was primarily due to unfavorable cash flows generated from trade and other payables, partly offset by favorable cash flows generated from trade and other receivables and inventories, compared with the same period in 2023.

Exceptional costs paid, including restructuring

Exceptional costs paid, including restructuring, in the six months ended June 30, 2024 increased by $10 million to $42 million, compared with $32 million in the six months ended June 30, 2023. In the six months ended June 30, 2024, amounts paid of $42 million comprised $20 million of start-up costs mainly relating to the Group’s growth investment program, $20 million of restructuring costs primarily related to footprint rationalization and $2 milion of transaction related and other costs.

Income tax paid

Income tax paid during the six months ended June 30, 2024 was $11 million, which represents a decrease of $4 million compared with $15 million paid in the six months ended June 30, 2023. The decrease in income tax paid is primarily attributable to refunds received in certain jurisdictions in the six months ended June 30, 2024.

Ardagh Metal Packaging S.A.

Capital expenditure

	(in $ millions)
	Six months ended June 30,
	2024	2023
Europe	40	113
Americas	58	109
Net capital expenditure	98	222

Capital expenditure for the six months ended June 30, 2024 decreased by $124 million to $98 million, compared with $222 million for the six months ended June 30, 2023. The decrease was mainly driven by reduced spend on the Group’s growth investment program and lower maintenance capital expenditure. Capital expenditure for the six months ended June 30, 2024 includes $50 million (2023: $160 million) related to the growth investment program.

In Europe, capital expenditure in the six months ended June 30, 2024 was $40 million compared with $113 million in the same period in 2023, with the decrease primarily attributable to reduced spend on the Group’s growth investment program. In the Americas, capital expenditure in the six months ended June 30, 2024 was $58 million, compared with $109 million in the same period in 2023, with the decrease primarily attributable to reduced spend on the Group’s growth investment program and lower maintenance capital expenditure.

Receivables Factoring and Related Programs

The Group participates in several uncommitted accounts receivable factoring and related programs with various financial institutions for certain receivables. Such programs are accounted for as true sales of receivables, as they are either without recourse to the Group or transfer substantially all the risk and rewards to the financial institutions. Receivables of $612 million were sold under these programs at June 30, 2024 (December 31, 2023: $643 million).

Trade Payables Processing

Certain of our suppliers have access to independent third-party payable processors. The processors allow suppliers, if they choose, to sell their receivables to financial institutions at the sole discretion of both the supplier and the financial institution. We have no involvement in the sale of these receivables and our suppliers are at liberty to use these arrangements if they wish to receive early payment. As the original liability to our suppliers, including amounts due and scheduled payment dates, remains as agreed in our supply agreements and is neither legally extinguished nor substantially modified, the Group continues to present such obligations within trade payables.

Ardagh Metal Packaging S.A.

Cautionary Statement Regarding Forward-Looking Statements

This document may contain estimates and “forward-looking” statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Forward-looking statements are not historical facts and are inherently subject to known and unknown risks and uncertainties, many of which may be beyond our control. Forward-looking statements are not a guarantee of future performance and actual results or developments may differ materially from expectations. The words “believe,” “expect,” “anticipate,” “will,” “could,” “would,” “should,” “may,” “plan,” “estimate,” “intend,” “predict,” “potential,” “continue,” and the negatives of these words and other similar expressions generally identify forward-looking statements. Any forward-looking statements in this document are based on certain assumptions and analyses made by us in light of our experience and perception of historical trends, current conditions, expected future developments, and other factors we believe are appropriate in the circumstances. It is possible that actual events could differ materially from those made in or suggested by the forward-looking statements in this document from our current expectations and projections about future events at the time due to a variety of factors including, but not limited to, the following:

changes in the political, credit, financial and/or economic environment in which we operate, which could have a material adverse effect on our business, such as reducing demand for our products; competition from other metal packaging producers and alternative forms of packaging; increases in metal beverage cans manufacturing capacity without corresponding increases in demand; concentration of our customers and further consolidation of our existing customer base; changes in our customers’ strategic choices, such as whether to prioritize price or volume requirements; varied seasonal demands for our products and unseasonable weather conditions; availability and any increase in the costs of raw materials, including as a result of changes in tariffs and duties and our inability to fully pass-through input costs; stability of energy supply and increase in energy prices, including in Europe as a result of the ongoing Russia-Ukraine war; reliance on our suppliers and their ability to make timely deliveries due to factors such as supply chain disruption; currency, interest rate and commodity price fluctuations; interruption in the operations of our production facilities; future acquisitions, including with respect to successful integration; a significant write down of goodwill; data protection, data breaches, cyber attacks on our information technology systems and network disruptions, including the costs and reputational harm associated with such events; impact of climate change, both physical and transitional; environmental, health and safety concerns, as well as legal, regulatory or other measures to address such concerns and associated costs to us; legislation and regulation, including costs of compliance and changes to laws and regulations governing our business; workplace injury and illness claims at our production facilities; litigation, arbitration and other proceedings; changes in consumer lifestyle, nutritional preferences, health-related concerns and consumer taxation; costs and future funding obligations associated with post-retirement benefits provided to our employees; organized strikes or work stoppages by our unionized employees; failure of our control measures and systems that result in faulty or contaminated products; non-existent, insufficient or prohibitively expensive insurance coverage; dependence on our executive and senior management, and personnel and other risks and uncertainties described in the risk factors described in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and any other public filings made by the us with the SEC.

Any forward-looking statements in this document are based on certain assumptions and analyses made by us in light of our experience and perception of historical trends, current conditions, expected future developments, and other factors we believe are appropriate in the circumstances. Forward-looking statements are not a guarantee of future performance and actual results or developments may differ materially from expectations. In addition, new risk factors and uncertainties emerge from time to time, and it is not possible for us to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual events to differ materially from those contained in any forward-looking statements. Therefore, you are cautioned not to place undue reliance on these forward-looking statements. While we continually review trends and uncertainties affecting our results of operations and financial condition, we do not assume any obligation to update or supplement any particular forward-looking statements contained in this document.

Ardagh Metal Packaging S.A.

This announcement contains inside information for the purposes of Article 7 of Regulation (EU) No 596/2014. The person responsible for the release of this information on behalf of Ardagh Metal Packaging Finance plc and Ardagh Metal Packaging Finance USA LLC is Stephen Lyons, Investor Relations Director.

Ardagh Metal Packaging S.A.

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Ardagh Metal Packaging S.A.